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                                                              File No. 333-65474
                                                     Filed under Rule 424 (b)(3)


                             PROSPECTUS SUPPLEMENT

                      To Prospectus dated August 16, 2001

                       THE ASHTON TECHNOLOGY GROUP, INC.

                                  __________




         This prospectus supplement supplements the prospectus dated August 16, 2001, relating to the resale of up to 7,500,000 shares of our common stock, par value $0.01 per share, by Jameson Drive LLC, the selling stockholder. The prospectus was filed as part of our registration statement on Form S-2 (No. 333-65474).

         No dealer, salesperson or any other person has been authorized to give any information or make any representations not contained in this prospectus supplement or the prospectus and, if given or made, the information or representations must not be relied upon as having been authorized by us or the selling stockholders. This prospectus supplement and the prospectus do not constitute an offer to sell, or a solicitation of an offer to buy, any securities to any person in any jurisdiction where such an offer or solicitation would be unlawful. Neither the delivery of this prospectus supplement or the prospectus nor any sale made hereunder or thereunder shall, under any circumstance, create any implication that the information contained herein or therein is correct as of any time subsequent to the date hereof.

Equity Line Transaction

         Since the date of the prospectus, we have drawn down gross proceeds of $1.2 million on the equity line by selling 4,528,302 shares of our common stock to Jameson Drive LLC at a price per share of $0.265 in two "put" transactions. The equity line securities purchase agreement with Jameson provides for the purchase by Jameson of up to $15 million worth of our common stock over a 24-month period.

Nasdaq Staff Determination

         On August 27, 2001, we received a Nasdaq Staff Determination, indicating that our plan to achieve and sustain compliance with the minimum net tangible assets/ shareholders' equity requirement for continued listing on the Nasdaq National Market, as required by Nasdaq Marketplace Rule 4450(a)(03), was not sufficient to demonstrate such compliance. We have appealed Nasdaq's decision. As a result, the delisting process will be suspended pending a hearing by the Nasdaq Listing Qualifications Panel, during which the Panel will evaluate our ability to comply with all of the listing requirements set forth by the Nasdaq Marketplace Rules. The hearing is currently scheduled for October 5, 2001. If the Panel determines at that time that we have not presented a definitive plan to achieve and sustain compliance, the Nasdaq National Market will delist our shares.

                              September 21, 2001